

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Via U.S. Mail and Facsimile

Jorge Scarinci
Financial and Investor Relations Manager
Macro Bank, Inc.
401 Sarmiento, 4th Floor
Buenos Aires—C1041AAI, Argentina

> **Re:** **Macro Bank, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 1, 2010**
> **File No. 001-32827**

Dear Mr. Scarinci:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael Seaman
Special Counsel